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Date:   November 8, 2007

TO:	FIRM:	FAX NO.:	CONFIRMA-TION NO.:
Kathleen Krebs – Special Counsel - Division of Corporation Finance	SECURITIES AND EXCHANGE COMMISSION	202-772-9205

# of Pages: (include cover)	4
Client/Matter #:		126694-00102

From:	Rebecca G. DiStefano
Phone:	(561) 417-8117
Fax:	(561) 417-8195
Email:	distefano@blankrome.com
Atty No.:	02491

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COVER MESSAGE:

Dear Ms. Krebs: As per our telephone conversation on November 8th, please find attached the Tactical Solution Partners, Inc. revisions to the executive compensation section of the Form 10-SB/A to address your telephone comments. Please let me know if the revisions meet with your approval. Thank you.

Rebecca DiStefano

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Item 6.

Executive Compensation

The following table sets forth certain information relating to the compensation paid to (i) Richard A. Sajac, our President, Chief Executive Officer, and Chief Operating Officer, (ii) Ryan Kirch, our Chief Financial Officer, (iii) Maris J. Licis, our former Vice President of Corporate Development, (iv) Chandra Brechin, our General Manager of Pelican Mobile and (v) Scott Rutherford, our Director of Engineering at Pelican Mobile (collectively, the “named executive officers”), during our fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award(S) ($)(4)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charley Wall Former President and Chief Executive Officer	2006	120,115	—	800,000(1)	—	—	—	42,241(5)	962,356
Richard A. Sajac President, Chief Executive Officer and Chief Operating Officer	2006	107,500	—	—	37,500	—	—	—	145,000
Ryan E Kirch Chief Financial Officer	2006	151,269	—	222,171(2)	—	—	—	—	373,440
Maris J. Licis Former VP Corporate Development and Secretary(6)	2006	151,269	—	222,171(2)	—	—	—	—	373,440
Chandra (C.B.) Brechin General Manager, PelicanMobile; Treasurer and Director	2006	151,269	50,000	217,500(3)	—	—	—	—	418,769
Scott Rutherford Director of Engineering, PelicanMobile and Director	2006	151,269	50,000	217,500(3)	—	—	—	—	418,769

———————

(1)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 4,000,000 restricted shares to our former president and chief executive officer, Charley Wall. The first acceleration, amounting to 250,000 shares, was subsequently transferred to Chandra (C.B.) Brechin and Scott Rutherford (125,000 shares each) as compensation for their having personally guaranteed a financing facility. Vesting in the remaining 3,750,000 shares of restricted stock was subsequently accelerated in connection with his separation from us, which was done in consideration of past performance of services. The aggregate fair value of the accelerated restricted shares amounted to $800,000 or $0.20 per share , .. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in management’s discussion and analysis of financial condition and plan of operation.

(2)

Effective August 31, 2006, we accelerated the vesting of an aggregate of 740,192 out of a total award of 8,000,000 restricted shares in Ryan E. Kirch and Maris J. Licis, 500,000 of which were subsequently transferred to Messrs. Brechin and Rutherford (250,000 shares each) for their having personally guaranteed the accounts receivable financing facility with American Bank and 240,192 were withheld us for income tax withholding requirements. The Company reflected this compensation as restricted stock awards to Ryan E. Kirch, its Chief Financial Officer, and Maris J. Licis, its former Vice President of Corporate Development and Secretary, amounting to approximately $74,019 in additional compensation each, or a fair value of $0.20 per share. The remaining 7,259,808 shares were subject to vesting over a four year period ending on January 19, 2010. The aggregate fair value of these shares, which amounts to $1,451,962, is being amortized over a four year vesting period in accordance with SFAS 123R. The recognized portion of these shares amounted to $296 ,305 during the year ended December 31, 2006. Assumptions in estimating the fair value of this restricted stock are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation. In connection his resignation and a related severance agreement entered into on October 3, 2007, we cancelled 3,479,904 unvested restricted shares that had been granted to Mr. Licis as more fully described below in Note 6 to this table.

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(3)

Represents the fair value of 375,000 shares of Common Stock transferred to Mr. Brechin and 375,000 shares of Common Stock transferred to Mr. Rutherford from Messrs. Wall, Kirch and Licis for their having personally guaranteed the accounts receivable financing facility with American Bank, amounting to $217,500 in additional compensation each, or a fair value of $0.58 per share based upon the closing trading price on August 31, 2006.

(4)

Represents the fair value of vested options granted to Mr. Sajac on March 6, 2006 in connection with his employment agreement. Assumptions in estimating the fair value of these options are discussed in greater detail in Management’s Discussion and Analysis of financial condition and plan of operation.

(5)

Includes cash compensation under a Severance and Release Agreement dated September 1, 2006 in connection with his separation from us.

(6)

Mr. Licis resigned from his positions as Vice President of Corporate Development, Secretary and Director on September 27, 2007. In connection with his resignation and a related severance agreement, on October 3, 2007, we agreed to pay Mr. Licis a lump sum severance of $33,287.67, payable in bi-weekly installments. In addition, we agreed to accelerate the vesting of 150,000 restricted shares of common stock granted to Mr. Licis in January 2006 and cancelled 3,479,904 unvested restricted shares that had been granted to him.

Narrative Disclosure to Summary Compensation Table

During 2006, we entered into executive employment agreements with our executive officers Richard A. Sajac, Ryan E. Kirch, Maris J. Licis, Chandra Brechin and Scott Rutherford.

Our executive employment agreements with each executive officer became effective January 6, 2006, with the exception of Mr. Sajac’s agreement, which became effective on March 6, 2006, and provide that each officer shall be employed for a period of two years commencing on the effective date. The term of each agreement will automatically renew for successive one (1) year terms unless our board of directors or any successor entity provides the officer with written notice 90 days prior to the expiration of the then current term. The annual base salary for each officer under each agreement is $180,000, subject to adjustment on an annual basis. In addition to the base salary, the officer is entitled to a performance bonus as the board from time to time shall determine by unanimous consent is appropriate. Each officer is eligible to participate in all our operative employee benefit and welfare plans then in effect and of which all our executive officers generally are entitled to participate, including, to the extent then in effect, group life, medical, disability and other insurance plans. The agreement contains a confidentiality provision and a non-solicitation covenant which restricts each officer’s activities during the term of the Agreement and for a period of two years thereafter. The executive employment agreement with Mr. Sajac is substantially similar to the agreements with our other executive officers, with the exception of the annual base salary which amounted to $130,000. On January 1, 2007, we increased Mr. Sajac’s base salary to $135,000 per year. On October 3, 2007, we entered into a severance agreement with Mr. Licis providing for the termination of his employment agreement.

On June 2, 2006, each of the five key executives agreed to a 25% permanent reduction in annual salaries to reduce operating expenses, resulting in aggregate annual salaries of $675,000 and aggregate potential severance compensation amounting to $337,500. Other than a reduction in salary, no other amendments were made to the employment agreements.

On March 6, 2006, Richard Sajac was granted on a non-qualified option to purchase 500,000 shares of our Common Stock, at an exercise price of $0.01 per share. The options vest on the last day of each June, September, December and March, subsequent to March 6, 2006, with respect to 62,500 of the shares of Common Stock subject to the option. The remaining 62,500 shares of Common Stock subject to the option vest on March 5, 2008 under the terms of the stock option agreement. The options may not be exercised, in whole or in part, after March 6, 2016.

On October 10, 2006, Richard Sajac was granted an additional non-qualified option to purchase 500,000 shares of our Common Stock at an exercise price of $0.01 per share. The options vest on the last day of each March, June, September and December, subsequent to October 10, 2006, with respect to 62,500 of the shares of Common Stock subject to the option. The remaining 62,500 shares of Common Stock subject to the option vest on October 9, 2008 under the terms of the stock option agreement. The options may not be exercised, in whole or in part, after October 10, 2016.

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		Annual Compensation				Long-Term Compensation
						Awards	Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(S) ($)	Securities Underlying Options/SARS (#) (3)	LTIP Payouts ($)	All Other Compensation ($)	Total ($)
Charley Wall Former President and Chief Executive Officer	2006	120,115	—	42,241(4)	800,000(1)	—	—	—	962,356
Richard A. Sajac President, Chief Executive Officer and Chief Operating Officer	2006	107,500	—	—	—	37,500	—	—	145,000
Ryan E Kirch Chief Financial Officer	2006	151,269	—	—	74,019(2)	—	—	—	225,288
Maris J. Licis Former VP Corporate Development and Secretary(5)	2006	151,269	—	—	74,019(2)	—	—	—	225,288
Chandra (C.B.) Brechin General Manager, PelicanMobile; Treasurer and Director	2006	151,269	50,000	—	—	—	—	—	201,269
Scott Rutherford Director of Engineering, PelicanMobile and Director	2006	151,269	50,000	—	—	—	—	—	201,269

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